Exhibit 99.(b)(4)

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

Pursuant to a resolution duly adopted by the directors of Credit Suisse Asset Management Income Fund, Inc. (the “Fund”) at a meeting of the Board of Directors of the Fund duly held on February 12, 2003, Article I, Section 2 of the Fund’s Amended and Restated Bylaws was amended by adding the following sentence at the end thereof.

“Notwithstanding the foregoing, the 2003 annual meeting of the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date as the Board of Directors may fix by resolution, provided that the meeting shall be held no later than the 30th of September 2003.”

Dated:  February 12, 2003